Via Facsimile and U.S. Mail
Mail Stop 6010

April 23, 2009

Mr. Peter W. Keegan
Chief Financial Officer
Loews Corporation
667 Madison Avenue
New York, N.Y. 10065-8087

Re: **Loews Corporation**
        Form 10-K for the Year Ended December 31, 2008
        Filed on February 25, 2009
        Schedule 14A
        Filed on April 7, 2009
        File No. 001-06541

Dear Mr. Keegan:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. We may have additional comments upon completion of our engineering review and after reviewing the information provided. We also may after reviewing the information request that you amend your filings.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2008

Item 1. Business

Property and Casualty Claim and Claim Adjustment Expenses, page 6

1. Please revise your loss reserve development table to include a line item that arrives at the cumulative deficiency (redundancy) on a gross basis (i.e. the difference between the gross reserve and the gross re-estimated reserve) for each year presented.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates

Investments, page 48

2. We acknowledge your disclosures on page 110, in Note 3 to your consolidated financial statements and in other parts of your document presenting the ratings of your investment portfolio. Please revise your disclosures to include a discussion of the amounts of securities in your investment portfolio that are guaranteed by third parties along with the credit rating with and without the guarantee. Also disclose any significant concentration in a guarantor, both direct exposure (i.e. investments in a guarantor) and indirect exposure (i.e. investments guaranteed by a guarantor).

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page 127

3. Please tell us why "receipts of investment contract account balances" in financing activities is $4 million or less for each of the years presented.
4. With respect to "return of investment contract account balances" in financing activities, please tell us whether and if so to what extent this line item includes amounts related to income credited to the account balance. If not, please tell us where in the statement of cash flows you classify these amounts.

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Deferred Acquisition Costs, page 136

5. Your combined ratio has been 109%, 107.9% and 106% over the last three
   years and the loss and loss adjustment expense ratio has increased from 75.7%
   to 78.7% over this period. Please tell us the factors that you considered in
   concluding that a premium deficiency did not exist for any of your lines of
   business. Please also disclose the timing of the deferred acquisition costs
   impairment analysis and the methodology used to determine if there is a
   premium deficiency. Please refer to paragraphs 32-37 of SFAS 60.

Note 3 – Investments, page 140

6. Due to the varying default rates of non-investment grade bonds please disclose
   the respective dollar amount and the related credit ratings of your non-
   investment grade bonds. Please also disclose industry or regional
   concentrations and your maximum exposure to loss for these investments as
   required by paragraph 15A of SFAS 107.

7. You disclose that asset-backed securities represent $7.8 billion or over 26% of
   your fixed income securities. You also disclose that you recognize investment
   income using the effective-yield method based on estimated cash flows. Please
   revise your disclosures to discuss the level of recent cash flows compared to the
   projected cash flows underlying your asset and mortgage-backed securities
   when the transactions were originated. In those cases where the monthly cash
   flows during the fourth quarter are materially lower than the originally
   projected cash flows please tell us the factors considered in concluding that the
   investments are not impaired. Please also enhance the disclosures related to
   unrealized losses on your various asset and mortgage-backed securities, to
   support your assertion that you will collect all of the estimated cash flows.

8. You disclose that you have investments in a number of limited partnerships that
   employ strategies that generate returns through investing in securities that are
   marketable while engaging in various risk management techniques primarily in
   fixed and public equity markets. Some of these limited partnership investment
   strategies may include low levels of leverage and hedging that potentially
   introduce more volatility and risk to the partnership returns. Please enhance
   your disclosures with respect to limited partnership investments as follows:

   • Disclose the amounts allocated to each respective investment strategy;
   • Provide a more robust description of each investment strategy;

- Quantify the risks undertaken in the investment strategies that include low levels of leverage and hedging that potentially introduce more volatility and risk;
- Disclose how you determine fair value for your limited partnership investments; and
- Provide a sensitivity analysis of reasonably likely returns on your limited partnership investments and the related assumptions.

9. You disclose that securities transferred into Level 3 for the twelve months ended December 31, 2008 relate primarily to tax-exempt auction rate certificates. Please enhance your disclosures for auction rate securities as follows:

- Disclose the dollar amount of your tax-exempt auction-rate securities according to the underlying credit rating, excluding the financial guarantee credit rating;
- Disclose the amount of auction-rate securities that have a 0% or below market "penalty" interest rate,
- Disclose the range of your exposure to losses given that auction-rate securities have been trading at discounts to their par amount;
- Disclose how you determine fair value for your auction-rate securities; and
- Provide a sensitivity analysis of reasonably likely returns on your auction rate securities and the related assumptions.

Note 4. Fair Value, page 149

10. Please revise your tabular disclosure of the changes in your Level 3 assets and liabilities to present the transfers in and out on a gross basis.

Note 11. Income Taxes, page 124

11. Foreign earnings indefinitely reinvested overseas reduced your effective tax rate by 15% in 2008 compared to 2% in 2007 and 2006. Under Risk Factors on page 35 you disclose that you may be required to record additional income taxes on a future distribution of any unremitted foreign earnings and that such a distribution could have an adverse effect on your financial position, results of operations and cash flows. Please disclose the following:

- The impact, if material, from earnings that are taxed at rates other than the U.S. statutory rate;
- Specific plans for the reinvestment of the undistributed earnings in accordance with paragraph 12 of APB 23;

- A description of the types of temporary differences for which a deferred tax liability has not been recognized and the types of events that would cause those differences to become taxable in accordance with paragraph 44a. of SFAS 109; and
- The factors management considered in concluding that there is sufficient evidence that your foreign subsidiaries have invested or will invest the undistributed earnings indefinitely.

12. Please tell us how you determined the amount of tax benefit to allocate to each financial statement component in accordance with paragraphs 35-38 of SFAS 109.

DEF14A

Compensation Discussion and Analysis, page 9

Incentive Compensation Awards, page 9

13. Please disclose the reason(s) that the Compensation Committee established 4% of Performance Based Income as the size of the bonus pool from which to draw 2008 incentive compensation awards.

14. With respect to the items listed on pages 10 and 11 that the Compensation Committee specifically did not consider in the calculation of Performance Based Income for 2008, please disclose the reasons the Compensation Committee believed that the impact of these items would not be appropriate in measuring performance.

15. We note your statement on page 10 that the target award and maximum award for each named executive officer is determined "based on [the Compensation Committee's] assessment of the individual's expected performance of his duties." Please disclose the criteria considered by the Committee in determining these award levels, including individual goals and objectives for each named executive officer.

16. We note your disclosure on page 11 that the Compensation Committee determined, for each NEO, to neither increase nor to reduce any award below the target set at the beginning of 2008. Please revise the disclosure to provide a discussion of the Compensation Committee's assessment of the NEOs' performance and the Company's attainment of performance goals for 2008 that led it to conclude that the ultimate grant of the target awards was justified.

Compensation Committee Report on Executive Compensation, page 12

     17. Please revise to provide the information required by Item 407(e)(4) of Regulation S-K.

Transactions with Related Parties, page 22

     18. Please file as exhibits to the Form 10-K copies of the lease agreements between the company and Mrs. Joan Tisch for apartments in the Loews Regency Hotel, pursuant to which $761,000 was paid by Mrs. Tisch during 2008.

                      *   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Mr. Peter W. Keegan
Loews Corporation
April 23, 2009
Page 7

       You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Gus Rodriguez, Branch Chief, at (202) 551-3752 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Laura Crotty, Staff Attorney, at (202) 551-3563 or Dan Greenspan, Special Counsel at (202) 551-3623 regarding other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

       Sincerely,

       Jim B. Rosenberg
       Senior Assistant Chief
       Accountant